EXHIBIT 99.2

Eviation Aircraft Ltd.

Eviation Aircraft enters into a Note Purchase Agreement with Clermont Energy Pte. Ltd.

On January 3, 2019, Eviation Aircraft Ltd. (the “Company”) entered into a Note Purchase Agreement with Clermont Energy Pte. Ltd., a company incorporated in Singapore (the “NPA” and the “Investor”, respectively). Pursuant to the terms of the NPA, the Company will, subject to the fulfillment of certain conditions as set out in the NPA, issue to the Investor a convertible promissory note (the “Note”, and the date on which the Note will be issued, the “Closing Date”), in consideration for a loan to the Company from the Investor in the aggregate amount of US$76 million (the “Purchase Price”). Subject to the conditions described below, the Note will be convertible into such number of Series A Preferred Shares of no par value of the Company representing 70% of the total number of issued and outstanding shares of the Company on a fully diluted, as-converted basis as of the date of conversion of the Note (the “Conversion Shares”). An initial amount of US$10 million on account of the Purchase Price will be paid to the Company upon issuance of the Note, and the balance of the Purchase Price will be paid in installments corresponding with the Company's business plan through December 31, 2021. The Company will use the funds received for purposes of repayment of existing shareholder loans (in the total amount of approximately US$5.85 million), working capital and other general corporate purposes.  The transaction was unanimously approved by the Company’s Board of Directors.

The Note will convert into the Conversion Shares on the earlier of (i) December 31, 2022 (the “Maturity Date”), or  (ii) the fulfillment of certain conditions as set out in the terms of the NPA, including:

1.
Going-Dark: The effectiveness of the voluntary deregistration of the Company's ordinary shares and suspension of its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by way of filing a Form 15 with the SEC (the “Deregistration Condition”). Pursuant thereto, the Company intends to file on January 3, 2019 a Form 15. As a result of such filing, the Company will no longer be required to file certain reports under the Exchange Act, including annual reports on Form 20-F and reports on Form 6-K. Other filing requirements will terminate upon the effectiveness of deregistration, which is expected to occur no earlier than 90 days after the filing of the Form 15 with the SEC. The filing of the Form 15 by the Company is supported by shareholders of the Company holding in the aggregate approximately 99.9% of the Company’s issued and outstanding share capital (each, an “Undertaking Shareholder”).

2.
Going-Private: Completion of the conversion of the Company into a private company in accordance with Israeli corporate law, by way of cashing out all of the outstanding shares of the Company other than shares held by the Undertaking Shareholders (the “Privatization”). Under the NPA, the Company is required to complete the Privatization by no later than October 1, 2019. The Company is examining the options available to it to effect the Privatization.

In addition, the Investor may elect to convert the Note following the fulfillment of the Deregistration Condition and upon satisfaction of certain notice requirements.

The Note is not convertible into Conversion Shares until all applicable conditions to conversion are satisfied, or until the occurrence of the Maturity Date. Unless converted earlier all unpaid principal, together with any then unpaid and accrued interest, shall be due and payable on the Maturity Date, or upon the occurrence of an event of default as provided in the Note.

As security for the Company’s repayment obligations under the Note, the Company will, as a condition to the issuance of the Note, grant to the Investor on or prior to the Closing Date (i) a first ranking fixed pledge and charge over the shares in the capital of the Company's wholly owned subsidiary Eviation Tech Ltd. (the “Israel Sub”), (ii) a first ranking fixed pledge and charge over certain assets held by Israel Sub (including all of the intellectual property of Israel Sub) and (iii) a floating charge over all of the assets of Israel Sub (collectively, the “Charges”).

As an inducement to the Investor to enter the NPA and as a condition to the issuance of the Note, each of the Undertaking Shareholders will enter into a Shareholders’ Undertaking in favor of the Investor on or prior to the Closing Date, which provides the Investor with indemnification and a first ranking fixed pledge and charge over the Company shares held by each of the Undertaking Shareholders (each, a “Shareholder Charge,” and collectively, the “Shareholder Charges”).

The Charges will be released and the Note will be surrendered upon repayment by the Company of all outstanding amounts under the Note, including by way of conversion of the Note into the Conversion Shares. Certain Shareholder Charges will be released upon the completion of the court-approved Privatization and the conversion of the Note into the Conversion Shares, whilst the remaining Shareholder Charges will be released upon the earlier of (i) the expiry of the applicable statute of limitations period; or (b) a transfer of the Company shares held by the relevant Undertaking Shareholder(s) in accordance with the terms of the Shareholders’ Undertaking (but such release will only apply with respect to the Company shares so transferred).

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in our periodic reports filed with the SEC. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the SEC.